UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cidara Therapeutics, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
171757107
(CUSIP Number of Common Stock Underlying Class of Securities)
Jeffrey Stein, Ph.D.
President and Chief Executive Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121
(858) 752-6170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Charles J. Bair, Esq.
Karen E. Deschaine, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, California 92121
(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,995,061	$389

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,867,306 shares of the issuer’s common stock, having an aggregate value of $2,995,061 as of November 15, 2019, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01298% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

 ☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

 ☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 ☐   third party tender offer subject to Rule 14d-1.

☒   Issuer tender offer subject to Rule 13e-4.

 ☐   going-private transaction subject to Rule 13e-3.

 ☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

 ☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

 ☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet – Overview” and “Summary Term Sheet – Questions and Answers” in the Offer to Exchange Eligible Options for New Options dated November 20, 2019 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. Cidara Therapeutics, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, and the telephone number of its principal executive offices is (858) 752-6170.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $0.0001 per share (the “Common Stock”), for new options to purchase shares of the Company’s Common Stock.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2013 Stock Option and Grant Plan or 2015 Equity Incentive and has an exercise price per share greater than the greater of (i) $2.28 and (ii) the closing price of the Common Stock on the Nasdaq Global Market on the Exchange Date (as defined in the Exchange Offer) (or the last trading day prior to the Exchange Date, if the Exchange Date is not a trading day). As of November 15, 2019, there were Eligible Options to purchase 2,867,306 shares of Common Stock outstanding, assuming the closing price of our Common Stock on the Exchange Date (or the last trading day prior to the Exchange Date, if the Exchange Date is not a trading day) is equal to or less than $2.28 per share. If the closing price of our Common Stock as reported on Nasdaq on the Exchange Date (or the last trading day prior to the Exchange Date, if the Exchange Date is not a trading day) is greater than $2.28 per share, a lesser number of options will be Eligible Options, which amount will depend on the actual closing price of our Common Stock as reported on Nasdaq on the Exchange Date (or the last trading day prior to the Exchange Date, if applicable).

Pursuant to the Exchange Offer, in exchange for the cancellation of an Eligible Option, the Company will grant a new option (the “New Option”) on the Exchange Date, immediately following the Expiration Time (as defined in the Exchange Offer), for the number of shares and subject to the terms and conditions described in the Exchange Offer and in the related accompanying applicable Election Form, attached hereto as Exhibit (a)(1)(C) and Exhibit (a)(1)(D).

The information set forth in the Exchange Offer under “Summary Term Sheet – Overview,” “Summary Term Sheet – Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) are incorporated herein by reference.

The address of each executive officer and director of the Company is:
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121

The directors and executive officers of the Company are set forth in the following table:

Executive Officers	Title
Jeffrey Stein, Ph.D.	President and Chief Executive Officer
James Levine	Chief Financial Officer
Taylor Sandison, M.D., M.P.H.	Chief Medical Officer
Paul Daruwala	Chief Operating Officer
Neil Abdollahian, M.S., M.B.A.	Chief Business Officer
Jessica Oien, J.D.	General Counsel and Secretary
Directors	Title
Daniel Burgess	Chairman of the Board
Timothy R. Franson, M.D.	Director
David Gollaher, Ph.D.	Director
Chrysa Mineo	Director
Theodore R. Shroeder	Director
Jeffrey Stein, Ph.D.	Director

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet – Overview,” “Summary Term Sheet – Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(16) also contain information regarding the subject company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Exchange Offer under Section 8 (“Information Concerning Us; Financial Information”), including Schedule A (“Selected Financial Data”) to the Exchange Offer; and Section 15 (“Additional Information”) of the Exchange Offer is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
(2)	The information set forth in the Exchange Offer under Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.

(c) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated November 20, 2019
(a)(1)(B)	Form of Email Announcement of Offer to Exchange
(a)(1)(C)	Election Form for Non-Section 16 Officers
(a)(1)(D)	Election Form for Section 16 Officers
(a)(1)(E)	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form
(a)(1)(F)	Form of Reminder Email to Eligible Holders
(a)(1)(G)	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer
(a)(1)(H)	Form of Email Announcement from CEO
(a)(1)(I)	Form of Confirmation Letter to Eligible Holders Not Participating in the Exchange Offer
(a)(1)(J)	Stock Option Exchange Employee Presentation
(a)(1)(K)	Form of Stock Option Grant Notice and Option Agreement for Options Granted Under Exchange Offer
(b)	Not applicable
(d)(1)
Form of Indemnity Agreement by and between the Company and its directors and officers(incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).

Exhibit Number	Description
(d)(2)
2015 Equity Incentive Plan and Form of Grant Notice, Stock Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (File No. 333-203434), filed on April 15, 2015).

(d)(3)	2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).
(d)(4)
2013 Stock Option and Grant Plan and Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder, as amended (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).

(d)(5)
Form of Amended and Restated Employment Agreement by and between the Company and its executive officers (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on November 10, 2016).

(d)(6)
Loan and Security Agreement by and between Company and Pacific Western Bank, dated October 3, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 3, 2016).

(d)(7)	Form of Restricted Stock Unit Award Grant Notice (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on May 10, 2017).
(d)(8)
Securities Purchase Agreement by and among the Company and each of the persons and entities, severally and not jointly, listed as a Purchaser on the Schedule of Purchasers attached as Schedule I thereto, dated October 19, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 19, 2017).

(d)(9)
First Amendment to Loan and Security Agreement, by and between the Company and Pacific Western Bank, dated June 13, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 9, 2018).

(d)(10)
Subscription Agreement by and among the Company and the purchasers identified on the signature pages thereto, dated May 21, 2018 (incorporated by reference to the Company's Current Report on Form 8-K, filed on May 21, 2018).

(d)(11)
Placement Agency Agreement by and among the Company, Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co., date May 21, 2018 (incorporated by reference to the Company's Current Report on Form 8-K, filed on May 21, 2018).

(d)(12)
Second Amendment to Loan and Security Agreement, by and between the Company and Pacific Western Bank, dated July 27, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 31, 2018).

(d)(13)
Controlled Equity OfferingSM Sales Agreement, dated as of November 8, 2018, by and between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed on November 8, 2018).

(d)(14)
Exchange Agreement, dated March 22, 2019, between the Company and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P. and MSI BVF SPV, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 22, 2019).

(d)(15)	Stock Purchase Agreement, dated September 3, 2019, by and between the Company and Mundipharma AG (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2019).
(d)(16)
Third Amendment to Loan and Security Agreement, by and between the Company and Pacific Western Bank, dated November 5, 2019 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2019).

(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cidara Therapeutics, Inc.

By:	/s/ Jeffrey Stein, Ph.D.
Jeffrey Stein, Ph.D.
Its:	President and Chief Executive Officer

Dated: November 20, 2019